UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2015

_______________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice regarding extraordinary General Shareholders’ meeting to be held on January 22, 2015

Item 1

An extraordinary General Shareholders’ meeting has been summoned for January 22, 2015, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.
General Shareholders’ Extraordinary Meeting
Summoning

The President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place next Thursday, January 22, 2015 at 9:00 a.m., in the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,
2.	Consideration of the agenda,
3.	Appointment of a committee for the minute approval,
4.	Approvals regarding the payment of equity tax by using reserves available for distribution, pursuant to article 10 of law 1739 of 2014.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 26 No. 59-51, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez
President	Bogotá, January 16, 2015”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel